Exhibit 99.1

Ferrari N.V.: Termination of the third tranche of the disclosed multi-year share repurchase program

Maranello (Italy), 01 April 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
30/03/2020	MTA	5,566	137.5072	765,364.95
Total	—	5,566	137.5072	765,364.95

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 30 March 2020, the total invested consideration has been:

•	Euro 126,513,376.65 for No. 876,335 common shares purchased on the MTA

•	USD 29,985,333.60 (Euro 27,308,366.63*) for No. 185,717 common shares purchased on the NYSE resulting in total No. 9,175,609 common shares held in treasury as of 30 March 2020. As of the same date, the Company held 3.57% of the total issued share capital including the common shares and the special voting shares.

To date, since 1 January 2019, the Company has purchased a total of 3,727,185 own common shares on MTA and NYSE for a total consideration of Euro 503,422,233.16.

As of 30 March 2020 the Company also elected to temporarily suspend its multi-year share repurchase program in its Third Tranche and, consequently, early terminated the Euro 150 million non-discretionary share repurchase agreement in place with a primary financial institution on the MTA market. The Company will announce when it will restart its multi-year share repurchase program.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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